Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Progress in U.S. and China Patent Infringement Disputes

HONG KONG, Jan 13, 2021 -- UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced the latest developments in its patent infringement disputes with SIMO Holdings Inc. (“SIMO”) and/or its subsidiaries in the U.S. and China.

1.	U.S. Patent Infringement Case

In 2018, SIMO sued Hong Kong uCloudlink Network Technology Limited and uCloudlink (America), Limited (collectively “uCloudlink Entities”) for infringing its U.S. Patent No. 9,736,689.  The United States District Court for the Southern District of New York (“SDNY”) found for SIMO and ordered uCloudlink Entities to pay damages amounting to US$ 8,230,654.

Believing the trial judge erred in the construction of SIMO’s patent claims, uCloudlink Entities appealed the SDNY decision to the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”). On January 5, 2021, the Federal Circuit reversed the SDNY decision and held that “uCloudlink Entities are entitled to summary judgment of noninfringement”.

2.	China Patent Invalidation Case 1

In 2018, Shenzhen Simo Wireless Technology Co., Ltd. (“Shenzhen SIMO”), one of SIMO’s affiliates in China, filed a lawsuit against Shenzhen uCloudlink Network Technology Co., Ltd. (“uCloudlink Shenzhen”) for infringing its PRC Patent No.200980103594.6 (the “594.6 Patent”). In response, uCloudlink Shenzhen applied to the China National Intellectual Property Administration (“CNIPA”) for invalidating the 594.6 Patent.

In July 2019, CNIPA entered its decision which invalidated the 594.6 Patent. Dissatisfied with the CNIPA decision, Shenzhen SIMO appealed to the Beijing Intellectual Property Court (the “IP Court”) for judicial review. In December 2020, the IP Court entered its judgment which upheld CNIPA’s invalidation decision.

3.	China Patent Invalidation Case 2

In 2019, Shenzhen uCloudlink Technology Limited sued Shenzhen Skyroam Technologies Co., Ltd. (“Shenzhen Skyroam”), one of SIMO’s affiliates in China, for infringing its PRC Patent No. ZL201410497366.4 (“366.4 Patent”)

which is owned and licensed by Hong Kong uCloudlink Network Technology Limited. In response, Shenzhen Skyroam applied to CNIPA for invalidating the 366.4 Patent.

In September, 2020, CNIPA issued an order which invalidated the 366.4 Patent. Currently, Shenzhen uCloudlink Technology Limited is filing a lawsuit at the Beijing Intellectual Property Court to challenge CNIPA’s invalidation decision.

4.	China Patent Invalidation Case 3

In April 2020, Shenzhen Skyroam Technologies Co., Ltd. (a PRC subsidiary of SIMO) applied to CNIPA for invalidating PRC patent No. 201610513352.6 (the “352.6 Patent”) of Shenzhen uCloudlink Technology Limited.

In November 2020, CNIPA issued an order which invalidated the 352.6 Patent. Shenzhen uCloudlink Technology Limited is now preparing to file a lawsuit at the Beijing Intellectual Property Court to challenge CNIPA’s invalidation decision.

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: http://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

Email: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: UCL@tpg-ir.com

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